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                                                                       EXHIBIT 1
                                  PRESS RELEASE

                           BUCYRUS INTERNATIONAL, INC.
                                 (NASDAQ: BCYR)

                              FOR IMMEDIATE RELEASE

                           BUCYRUS INTERNATIONAL, INC.
                     SIGNS DEFINITIVE MERGER AGREEMENT WITH

                          AMERICAN INDUSTRIAL PARTNERS

                  South Milwaukee, Wisconsin, August 21,1997 ... Bucyrus International, Inc. ("Bucyrus") and American Industrial Partners Acquisition Company, LLC ("American Industrial Partners"), jointly announced that they have signed a definitive merger agreement for American Industrial Partners to acquire all of the outstanding shares of common stock of Bucyrus. Pursuant to the merger agreement, American Industrial Partners will pay $18.00 per each outstanding share of Bucyrus common stock. Bucyrus currently has 10,534,574 shares of common stock outstanding.

                  The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. The transaction has been recommended by the Board of Directors of Bucyrus and approved by American Industrial Partners.

                  In connection with the execution of the merger agreement, American Industrial Partners entered into a stockholder agreement with Jackson National Life Insurance Company ("Jackson"), which is the holder of approximately 40% of the outstanding shares of common stock of Bucyrus. The stockholder agreement provides for, among other things, Jackson's commitment to tender its shares into the tender offer and the granting of an option to American Industrial Partners to purchase Jackson's shares for $18.00 per share.

                  American Industrial Partners expects to commence its cash tender offer on or before August 27, 1997. The cash tender offer is subject to, among other things, American Industrial Partners receiving at least 51% of the fully diluted shares of common stock of Bucyrus. The closing of the transaction is subject to the satisfaction of various conditions, including, but not limited to, expiration of the waiting period under the Hart-Scott-Rodino Act.

                  Bucyrus is one of the world's leading manufacturers of large scale surface mining equipment and a provider of aftermarket parts and services.

                  American Industrial Partners was formed at the direction of American Industrial Partners Capital Fund II, L.P.,

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                                                                       EXHIBIT 1

a private investment limited partnership which makes equity investments in public and privately held companies located principally in the United States.

Contact:          Willard R. Hildebrand, President and Chief Executive
                  Officer or
                  Daniel J. Smoke, Vice President and Chief
                  Financial Officer
                  (414) 768-5375 or (414) 768-5378

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